Mail Stop 4561

November 19, 2007

Andrew Scott
Chairman
Pinpoint Recovery Solutions Corp.
4350 W. Cypress Street
Tampa, FL 33607

> **Re:** **Pinpoint Recovery Solutions Corp.**
> **Registration Statement on Form SB-2**
> **Filed on October 26, 2007**
> **File No. 333-146970**

Dear Mr. Scott:

We have limited our review to the following areas. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

Prospectus

1. On the cover page of the prospectus, where you state "we are registering 2,666,640 shares of Common Stock (of which 977,444 are shares issuable upon exercise of warrants) held by 48 selling security holders", please revise your discussion of the shares being registered for your selling shareholders to indicate the price at which the shares will be sold (or a range). See Item 501(a)(8) and (9) of Regulation S-B. The staff would not object to language stating: "The selling shareholders will sell at a price of [$x.xx (or a range)] per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices." In this regard, however, we note that the primary

offering is priced at $3.00 per share. Please advise how you intend to price the secondary offering vis-à-vis the primary offering.

2.   Please help us understand your plan of distribution with regards to the shares being offered in your primary offering and the shares being offered in your secondary offering. Is it your intention to offer the primary and secondary shares simultaneously or to first conduct the primary offering followed by the secondary offering?

Selling Security Holders, page 14

3.   For your selling security holders that are entities, please identify in the registration statement the natural person or persons who have voting or investment control over the company's securities that the entity owns. Further, with respect to the selling shareholders, we note the statement on page 19 that there are no broker-dealers or affiliates of broker-dealers. Please reconcile this disclosure with the statement on page on page 16 that T.R. Winston & Company LLC, a selling shareholder, served as the placement agent in connection with your private placement.

4.   Since this is a direct public offering, please identify the persons who will be selling your securities and the exemption(s) from the broker-dealer registration requirements being relied upon (for example, Exchange Act Rule 3a4-1).

5.   We note that you make reference to an escrow agent and escrow agreement, but do not identify the escrow agent and did not file the escrow agreement as an exhibit to your registration statement. Please amend your registration statement to identify the escrow agent, discuss the material terms of the escrow agreement and include the executed escrow agreement as an exhibit. Please also be advised that we will not permit your registration statement to go effective unless and until the escrow agreement is executed and escrow funds have been deposited with the escrow agent.

Security Ownership of Certain Beneficial Owners and Management, page 23

6.   Please amend your registration statement to disclose the percentages of the class of common stock owned by your beneficial owners and management as required by Item 403 of Regulation S-B.

Description of Business, page 25

7.   Please amend your registration statement to discuss whether your business is dependent upon one or a few major customers. See Item 101(b)(6) of Regulation S-B. If so, and you have agreements with a business or businesses, please

consider whether these agreements are "material contracts", which should be filed as exhibits to your registration statement. See Item 601(b)(10) of Regulation S-B.

8.   Please consider disclosing your website address. See Item 101(c)(3) of Regulation S-B.

Management's Discussion and Analysis or Plan of Operation, page 28

9.   Please amend your registration statement to include the information required by Item 303 of Regulation S-B. We believe that Items 303(b) and (c) of Regulation S-B are applicable to you rather than Item 303(a). Please advise the staff as to why you disagree with our conclusion or revise your registration statement.

Certain Relationships and Related Transactions, page 28

10.   Please amend your registration statement to include the information required by Item 404 of Regulation S-B. Further, we direct your attention to Rel. No. 33-8732A and 33-8765 pertaining to, *inter alia*, related person transactions. It appears from your financial statements that you have a related party liability in the form of a promissory note in the amount of $1,881,550, yet this is not discussed in your certain relationships and related transactions section. Please note that the rules relating to certain relationships and related transactions have been superseded as set forth in the above-referenced releases. Revise your disclosure to include discussion of transactions with related parties (e.g., affiliates) as required by Item 404 of Regulation S-B including, but not limited to, amending your registration statement to disclose the material terms of the promissory note and any affiliates that are a party to said note.

Executive Compensation, page 30

11.   Please amend your registration statement to include the information required by Item 402 of Regulation S-B. We direct your attention to Rel. No. 33-8732A and 33-8765 pertaining to, *inter alia*, executive compensation. It appears that you prepared your executive compensation disclosure in accordance with the rules that were superseded by Rel. No. 33-8732A and 33-8765. For example, we note that your summary compensation table does not include a column for total compensation.

Financial Statements, page F-1

12.   Please update your financial statements so as to be in compliance with Item 310(g) of Regulation S-B.

<u>Recent Sales of Unregistered Securities, page II-1</u>

13.   You state "This summary of the terms of the agreement between Pinpoint and T.R. Winston & Company LLC is qualified in its entirety by reference to such agreement, a copy of which is included as Exhibit 1.1 to this registration statement.", however there is no agreement with T.R. Winston & Company filed as an exhibit, nor is there an exhibit 1.1 to your registration statement. Please advise.

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michael F. Johnson at (202) 551-3477 with any questions. You may also contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: (212) 779-9928
        Vincent J. McGill, Esq.
        Eaton & Van Winkle LLP